UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

TRANSLATION FROM SPANISH

ABSTRACT OF RELEVANT PART OF EDENOR S.A’S BOARD OF DIRECTORS´ MEETING MINUTES No. 424

MEETING MINUTES No. 424: In the City of Buenos Aires, on May 10, 2018, at 04:30 pm, the undersigning Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.) (the “Company”), to wit: Ricardo Alejandro Torres, Carolina Sigwald, Eduardo Llanos, Maximiliano Fernández, Lucas Amado, Carlos Alberto Lorenzetti, Mariano García Mithieux and Miguel Ángel de Godoy held a meeting in the head office at Av. del Libertador 6363. Mr. Daniel Abelovich, Mr. German Wetzler Malbrán and Mr. Carlos Vidal attended the meeting, representing the Supervisory Committee. Furthermore, Leandro Montero, the Company`s Director of Finance and Control, Daniel Flaks in charge of the Technical Management of the Company attended the meeting, who joined the discussion at the Meeting, and Mr. Sergio Cravero, partner in PwC, also attended the meeting in his capacity as Edenor S.A.`s external auditor.  The Meeting was chaired by the Chairman, Mr.  Ricardo Torres, who after verifying quorum, declared the meeting duly held and submitted to the consideration of the attending Directors FIRST ITEM of the Agenda as timely informed: […]. Thereafter, the NINETH ITEM of the Agenda was submitted to consideration: 9°) Consideration of the interim Financial Statements as of March 31, 2018. The Chairman informed that the Meeting should consider the Financial Statements and other documents for the three-month period ended March 31, 2018, and stated all attendees were aware of all such documents as they were handed over to them with the call to the Meeting. Accordingly, the Chairman moved to avoid reading those documents, which motion was unanimously approved.  Thereafter, the Chairman moved all Directors to consider the Interim Condensed Financial Statements as of March 31, 2018, and for the three-month periods ended March 31, 2018 and 2017, including the General Balance Sheet, Statement of Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows, supplementary documents, Informative Report, information required under section 68 of the Regulations of the Buenos Aires Stock Exchange, reports of the Certifying Accountant and the Supervisory Committee, all for the period ended March 31, 2018. The Chairman moved all attendees to approve all documents submitted for consideration. After discussing and voting on the motion, the Board of Directors unanimously vote present RESOLVED TO: (i) Approve all documents submitted for consideration in that Item of the Agenda; (ii) Take note of the reports attached to the Financial Statements approved; and (iii) Authorize either the Chairman or Vice-Chairman of the Company to sign the Financial Statements for the period ended March 31, 2018. Thereafter, the TENTH ITEM of the Agenda was submitted to consideration: […]. There being no further issues to transact, the Chairman adjourned the meeting at 06:45 pm.-

Undersigning Directors: Ricardo Torres, Carolina Sigwald, Maximiliano Fernández, Eduardo Llanos, Lucas Amado, Carlos Lorenzetti, Miguel Ángel de Godoy, Mariano García Mithieux, Daniel Abelovich, Germán Wetzler Malbrán and Carlos Vidal.-

Carlos D. Ariosa

EDENOR S.A.

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: May 18, 2018